As filed with the Securities and Exchange Commission on August 10, 2016

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

FIRST FINANCIAL NORTHWEST, INC.
(Name of Subject Company (Issuer))

First Financial Northwest, Inc.
(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.01 per share
(Title of Class of Securities)

32022K102
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Richard P. Jacobson
Executive Vice President, Chief Operating Officer and
Chief Financial Officer
First Financial Northwest, Inc.
201 Wells Avenue South
Renton, Washington 98057
(425) 255-4400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

with a copy to:

John F. Breyer, Jr., Esq.
Breyer & Associates PC
8180 Greensboro Drive
Suite 785
McLean, Virginia 22102
Tel: (703) 883-1100

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE

$40,000,000*	$4,028.00**

*Estimated for purposes of calculating the Filing Fee only. This amount is based on the offer to purchase for not more than $40,000,000 in aggregate of up to 3,076,923 shares of Common Stock, par value $0.01 per share, at the minimum tender offer price of $13.00 per share.
**Previously paid. The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $100.70 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

The purpose of this Amendment No. 1 (the "Amendment") is to amend and supplement the Tender Offer Statement on Schedule TO (together with any subsequent amendments or supplements thereto, the “Schedule TO”) previously filed with the Securities and Exchange Commission (the "Commission") on July 13, 2016  by First Financial Northwest, Inc., a Washington corporation ("First Financial" or the "Company"), relating to the Company’s offer to purchase for cash up to $40.0 million of its common stock, $0.01 par value per share (the "shares"), at a price per share of not less than $13.00 and not more than $14.00 in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 13, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO and in the accompanying Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which was filed with the Schedule TO as Exhibit (a)(1)(B), which together constitute the “tender offer”.

All information in the tender offer, including all schedules and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith.  Capitalized terms used but not defined herein have the same meaning ascribed to them in the Schedule TO.

Item 11.  Additional Information.

(a) Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

On August 10, 2016, the Company issued a press release announcing the preliminary results of the tender offer, which expired at 12:00 midnight, New York City time, on August 9, 2016. A copy of the press release is filed as Exhibit (a)(5)(2) hereto and is incorporated by reference herein.

Item 12.  Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to include the following Exhibit (a)(5)(2):

EXHIBIT NUMBER	DESCRIPTION
(a)(5)(2)	Press Release announcing the preliminary results of the Tender Offer issued on August 10, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2016
FIRST FINANCIAL NORTHWEST, INC.
	By:	/s/Richard P. Jacobson
		Name:	Richard P. Jacobson
		Title:	Executive Vice President, Chief Operating Officer and Chief Financial Officer

Exhibit Index

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(A)	Offer to Purchase, dated July 13, 2016.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated July 13, 2016.*
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated July 13, 2016.*
(a)(5)(1)	Press release announcing the Tender Offer issued on July 13, 2016.*

(a)(5)(2)	Press release announcing the preliminary results of the Tender Offer issued on August 10, 2016.

*  Filed with Schedule TO dated July 13, 2016.